Resignation

Board of Directors
Gala Global Inc.

Dear Sirs:

Effective immediately, I hereby resign as Officer and Director of Gala Global Inc., a Nevada corporation (the "Corporation").

My resignation is not due to any disagreement with the Corporation on any matter relating to the Corporation's operations, policies, practices, or otherwise.

I confirm that I have no claim against the Corporation whether in respect of remuneration, severance payments, pensions, expenses or compensation for loss of office or in any other respect whatsoever.